SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 6)*

Key Energy Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

492914106

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 492914106	13G	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,074,070
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 14,074,070
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,074,070
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 492914106	13G	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,074,070
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 14,074,070
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,074,070
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 492914106	13G	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 17,474,343
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 17,474,343
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,474,343
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 492914106	13G	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 17,474,343
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 17,474,343
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,474,343
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 492914106	13G	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 17,474,343
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 17,474,343
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,474,343
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

Page 7 of 15 Pages

This statement on Schedule 13G (this “Statement”) further amends and supplements, as Amendment No. 6, the statement on Schedule 13G filed on July 19, 2007 (the “Initial 13G”), which was amended on August 27, 2007 by Amendment No. 1 to the Initial 13G (“Amendment No. 1”), on December 6, 2007 by Amendment No. 2 to the Initial 13G (“Amendment No. 2”), on February 14, 2008 by Amendment No. 3 to the Initial 13G (“Amendment No. 3”), on February 12, 2010 by Amendment No. 4 to the Initial 13G (“Amendment No. 4”) and on February 14, 2012 by Amendment No. 5 to the Initial 13G (“Amendment No. 5”, and together with the Initial 13G, and Amendment No. 1 through Amendment No. 4, the “Schedule 13G”), and relates to shares of common stock, par value $0.10 per share (the “Shares”), of Key Energy Services, Inc. (the “Issuer”). This Statement is being filed by the Reporting Persons (as defined below) to report an increase in the number of Shares which the Reporting Persons may be deemed to beneficially own as of the date hereof. Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 5.

Page 8 of 15 Pages

Item 1(a).	Name of Issuer:

Key Energy Services, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1301 McKinney Street, Suite 1800

Houston, TX 77010

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. MHR Institutional Partners III LP (“Institutional Partners III”);

2. MHR Institutional Advisors III LLC (“Institutional Advisors III”);

3. MHR Fund Management LLC (“Fund Management”); and

4. MHR Holdings LLC (“MHR Holdings”); and

5. Mark H. Rachesky, MD (“Dr. Rachesky”).

This Statement relates to securities held for the accounts of each of MHR Institutional Partners II LP (“Institutional Partners II”), MHR Institutional Partners IIA LP (“Institutional Partners IIA”) and Institutional Partners III, each a Delaware limited partnership. MHR Institutional Advisors II LLC (“Institutional Advisors II”) is the general partner of each of Institutional Partners II and Institutional Partners IIA and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is the general partner of Institutional Partners III and, in such capacity, may be deemed to beneficially own the Shares held for the account of Institutional Partners III. MHRC II LLC, a Delaware limited liability company (“MHRC II”), is the managing member of Institutional Advisors II and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Institutional Partners II, Institutional Partners IIA and Institutional Partners III and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Shares reported herein and, accordingly, Fund Management may be deemed to beneficially own the Shares reported herein which are held for the account of each of Institutional Partners II, Institutional Partners IIA and Institutional Partners III. MHR Holdings, a Delaware limited liability company, is the managing member of Fund Management and, in such capacity, may be deemed to beneficially own any Shares that are deemed to be beneficially owned by Fund Management. Dr. Rachesky is the managing member of MHRC II, Institutional Advisors III and MHR Holdings and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 40 West 57th Street, 24th Floor, New York, NY 10019.

Page 9 of 15 Pages

Item 2(c).	Citizenship:

1. Institutional Partners III is a Delaware limited partnership.

2. Institutional Advisors III is a Delaware limited liability company.

3. Fund Management is a Delaware limited liability company.

4. MHR Holdings is a Delaware limited liability company.

5. Dr. Rachesky is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

492914106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 10 of 15 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of the date hereof:

1.	Institutional Partners II may be deemed to be the beneficial owner of 966,176 Shares held for its own account.

2.	Institutional Partners IIA may be deemed to be the beneficial owner of 2,434,097 Shares held for its own account.

3.	Institutional Advisors II may be deemed to be the beneficial owner of 3,400,273 Shares. This number consists of (A) 966,176 Shares held for the account of Institutional Partners II and (B) 2,434,097 Shares held for the account of Institutional Partners IIA.

4.	Institutional Partners III may be deemed to be the beneficial owner of 14,074,070 Shares held for its own account.

5.	Institutional Advisors III may be deemed to be the beneficial owner of 14,074,070 Shares. This number consists of 14,074,070 Shares held for the account of Institutional Partners III.

6.	MHRC II may be deemed the beneficial owner of 3,400,273 Shares. This number consists of all of the Shares otherwise described in Item 4(a)(3) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

7.	Fund Management may be deemed to be the beneficial owner of 17,474,343 Shares. This number consists of all of the Shares otherwise described in this Item 4(a) by virtue of Fund Management’s investment management agreement with Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

8.	MHR Holdings may be deemed to be the beneficial owner of 17,474,343 Shares. This number consists of all of the Shares otherwise described in this Item 4 by virtue of MHR Holdings’ position as the managing member of Fund Management.

9.	Dr. Rachesky may be deemed to be the beneficial owner of 17,474,343 Shares. This number consists of all of the Shares otherwise described in this Item 4(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC II, Institutional Advisors III and MHR Holdings.

(b) Percent of class:

The percentages used herein are calculated based upon the information contained in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2012, which disclosed that there were 151,112,107 Shares outstanding as of October 26, 2012.

1.	Institutional Partners II may be deemed to be the beneficial owner of approximately 0.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

2.	Institutional Partners IIA may be deemed to be the beneficial owner of approximately 1.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

3.	Institutional Advisors II may be deemed to be the beneficial owner of approximately 2.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

4.	Institutional Partners III may be deemed to be the beneficial owner of approximately 9.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

5.	Institutional Advisors III may be deemed to be the beneficial owner of approximately 9.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

6.	MHRC II may be deemed to be the beneficial owner of approximately 2.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

7.	Fund Management may be deemed to be the beneficial owner of approximately 11.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

8.	MHR Holdings may be deemed to be the beneficial owner of approximately 11.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

9.	Dr. Rachesky may be deemed to be the beneficial owner of approximately 11.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

Page 11 of 15 Pages

(c) Number of Shares as to which the person has:

1.	Institutional Partners II

(i)	Sole power to vote or to direct the vote: 966,176

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 966,176

(iv)	Shared power to dispose or to direct the disposition of: 0

2.	Institutional Partners IIA

(i)	Sole power to vote or to direct the vote: 2,434,097

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,434,097

(iv)	Shared power to dispose or to direct the disposition of: 0

3.	Institutional Advisors II

(i)	Sole power to vote or to direct the vote: 3,400,273

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,400,273

(iv)	Shared power to dispose or to direct the disposition of: 0

4.	Institutional Partners III

(i)	Sole power to vote or to direct the vote: 14,074,070

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 14,074,070

(iv)	Shared power to dispose or to direct the disposition of: 0

5.	Institutional Advisors III

(i)	Sole power to vote or to direct the vote: 14,074,070

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 14,074,070

(iv)	Shared power to dispose or to direct the disposition of: 0

6.	MHRC II

(i)	Sole power to vote or to direct the vote: 3,400,273

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,400,273

(iv)	Shared power to dispose or to direct the disposition of: 0

7.	Fund Management

(i)	Sole power to vote or to direct the vote: 17,474,343

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 17,474,343

(iv)	Shared power to dispose or to direct the disposition of: 0

8.	MHR Holdings

(i)	Sole power to vote or to direct the vote: 17,474,343

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 17,474,343

(iv)	Shared power to dispose or to direct the disposition of: 0

9.	Dr. Rachesky

(i)	Sole power to vote or to direct the vote: 17,474,343

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 17,474,343

(iv)	Shared power to dispose or to direct the disposition of: 0

Page 12 of 15 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The partners of each of Institutional Partners II, Institutional Partners IIA and Institutional Partners III, including Institutional Advisors II and Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of each of Institutional Partners II, Institutional Partners IIA and Institutional Partners III in accordance with their respective ownership interests in Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

February 14, 2013

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact

Page 14 of 15 Pages

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of February 14, 2013, by and among MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC, and Mark H. Rachesky M.D.

Page 15 of 15 Pages

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G with respect to the shares of common stock of Key Energy Services, Inc., dated as of February 14, 2013, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 14, 2013

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its general partner

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact